Filed by Infraestructura Energética Nova, S.A.B. de C.V.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: Infraestructura Energética Nova, S.A.B. de C.V. and Sempra Energy
Form S-4 File No.: 333-252030

IENOVA ANNOUNCES BOARD OPINION

ON FINAL NON-BINDING EXCHANGE OFFER CONSIDERATION

PROPOSED BY SEMPRA ENERGY

Mexico City, April 14, 2021 – Infraestructura Energética Nova, S.A.B. de C.V. (“IEnova”), further to its material event filing dated April 12, 2021, announced that at an extraordinary meeting of its Board of Directors (the “Board of Directors”) held on April 14, 2021 (the “Meeting”), with attendance by all the members of the Board of Directors and abstentions from discussion and voting by those members of the Board of Directors who expressed a conflict of interest, the directors participating at the Meeting unanimously resolved, among other things, to vote in favor of opining that the equity consideration proposed by Sempra Energy (“Sempra”) in connection with Sempra’s previously announced offer to acquire all of the issued and outstanding publicly held ordinary shares of IEnova in exchange for Sempra common stock (the “Exchange Offer”) is fair to IEnova shareholders from a financial point of view. The equity consideration proposed by Sempra in connection with the Exchange Offer was expressed in an exchange ratio (the “Exchange Ratio”) set forth in a non-binding offer letter, dated April 12, 2021 (the “Final Offer Letter”), from Sempra to the Corporate Practices Committee of IEnova’s Board of Directors (the “Corporate Practices Committee”). The publicly held ordinary shares of IEnova represent approximately 29.83% of IEnova’s issued and outstanding share capital. The Board of Directors evaluated the equity consideration proposed by Sempra in the Exchange Offer by applying the Exchange Ratio and taking into account the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate as of the close of market on April 13, 2021.

The opinion of the Board of Directors was made in conformity with the recommendation of the Corporate Practices Committee, which recommendation was based, among other factors, on the opinion, dated April 14, 2021 (the “Independent Advisor Opinion”), issued by J.P. Morgan Securities LLC, as independent financial advisor to the Corporate Practices Committee in connection with the Exchange Offer (the “Independent Advisor”). In the Independent Advisor Opinion, the Independent Advisor opined on the fairness of the equity consideration proposed by Sempra in the Exchange Offer to IEnova shareholders from a financial point of view. A copy of the Independent Advisor Opinion is attached.

At the Meeting, the Board of Directors reviewed written certifications by the members of the Board of Directors, including IEnova’s Chief Executive Officer, with respect to the number of IEnova ordinary shares held by such members and their intention with respect to such ordinary shares in connection with the Exchange Offer, as follows:

Will Tender Ordinary Shares in the Exchange Offer		Will Not Tender Ordinary Shares in the Exchange Offer		Total
35,000	100%	0	0%	35,000	100%

The Board of Directors also reviewed the conflicts of interest expressed at the Meeting by Randall Lee Clark, Faisel Hussain Khan, Jennifer Frances Jett, Trevor Ian Mihalik, Erle Allen Nye, Jr., Peter Ronan Wall, Lisa Glatch, Tania Ortiz Mena López Negrete, Carlos Ruíz Sacristán and Vanesa Madero Mabama in connection with their participation and presence during discussion and voting on all matters related to the Exchange Offer, including with respect to the Final Offer Letter and the opinion of the Board of Directors required by Article 101 of the Mexican Securities Market Law (Ley del Mercado de Valores). Any such abstentions due to conflicts of interest did not affect the required quorum for the Meeting.

A copy of the Independent Advisor Opinion, in English, together with a convenience translation to Spanish, is attached.

Copy of the Independent Advisor Opinion in English, together with a convenience translation to Spanish, is attached to the Registration Statement (as defined below)

and to the Mexican Offer Documents (as defined below), respectively

Additional Information and Where to Find It

The proposed exchange offer will be submitted to shareholders of Infraestructura Energética Nova, S.A.B. de C.V. (“IEnova”) for their consideration. In connection with the proposed exchange offer, Sempra Energy (“Sempra”) has filed a preliminary prospectus and exchange offer documents (the “Mexican Offer Documents”) with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (the “BMV”), and a registration statement on Form S-4 (File No.333-252030) (the “Registration Statement” and, together with the Mexican Offer Documents, the “Offer Documents”) with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a prospectus relating to the offer and sale of the Sempra common stock to be issued in the exchange offer. Shareholders are urged to read these Offer Documents carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the CNBV or the SEC in connection with the proposed exchange offer or incorporated by reference in the Offer Documents, because they contain important information about the proposed exchange offer and the parties thereto. The Offer Documents and other documents are available free of charge at the CNBV’s website at www.gob.mx/cnbv and on the SEC’s internet website, www.sec.gov. The Offer Documents and other pertinent documents may also be obtained free of charge by directing a written request to Sempra, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101.

Neither this filing nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in Mexico or the United States will be made except pursuant to the Offer Documents and the related materials filed with the CNBV and the SEC. The securities discussed herein will not be offered or acquired until the CNBV has authorized the proposed exchange offer, as provided for in the Mexican Securities Act (Ley del Mercado de Valores), and the SEC has declared effective the Registration Statement related to the proposed exchange offer that has been filed.

Forward-Looking Statements

This filing contains statements that constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in any forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this filing. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors.

Forward-looking statements in this filing include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on IEnova’s and Sempra’s performance or opportunities, and any other statements regarding IEnova’s and Sempra’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this filing, forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “should,” “could,” “would,” “will,” “confident,” “may,” “can,” “potential,” “possible,” “proposed,” “in process,” “under construction,” “in development,” “target,” “outlook,” “maintain,” “continue,” or similar expressions, or when we discuss our guidance, priorities, strategy, goals, vision, mission, opportunities, projections, intentions or expectations.

Factors, among others, that could cause IEnova’s or Sempra’s actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on IEnova’s or Sempra’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of IEnova’s or Sempra’s control; the effects on these transactions of disruptions to IEnova’s or Sempra’s respective businesses; California wildfires, including the risks that we may be found liable for damages regardless of fault and that we may not be able to recover costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances or revocations of permits and other authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects or other transactions on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts if completed, and (iv) obtaining the consent of partners or other third parties; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations, including, among others, those related to the natural gas leak at Southern California Gas Company’s (SoCalGas) Aliso Canyon natural gas storage facility; the impact of the COVID-19 pandemic on our capital projects, regulatory approval processes, supply chain, liquidity and execution of operations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow on favorable terms and meet our substantial debt service obligations; moves to reduce or eliminate reliance on natural gas and the impact of volatility of oil prices on our businesses and development projects; weather, natural disasters, pandemics, accidents, equipment failures, explosions, acts of terrorism, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, failure of foreign governments and state-owned entities to honor their contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access and Community Choice Aggregation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC’s (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor’s independent directors or a minority member director; volatility in foreign currency exchange and interest and inflation rates and commodity prices and our ability to effectively hedge these risks; changes in tax and trade policies, laws and regulations, including tariffs and revisions to international trade agreements that may increase our costs, reduce our competitiveness, or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control.

These risks and uncertainties are further discussed in the reports that IEnova has filed with the CNBV and the BMV and that Sempra has filed with the SEC. These reports are available free-of-charge on the CNBV’s website, www.gob.mx/cnbv, IEnova’s website, www.ienova.com.mx, the SEC’s website, www.sec.gov, and Sempra’s website, www.sempra.com. Investors should not rely unduly on any forward-looking statements.

Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not the same companies as the California utilities, SDG&E or SoCalGas, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC.